SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 3

CORNERSTONE BUILDING BRANDS, INC.

(Name of the Issuer)

Cornerstone Building Brands, Inc.

Camelot Return Intermediate Holdings, LLC

Camelot Return Holdings, LLC

Camelot Return Parent, LLC

Camelot Return Ultimate, LP

Camelot Return GP, LLC

CD&R Pisces Holdings, L.P.

Clayton, Dubilier & Rice Fund X, L.P.

CD&R Associates X, L.P.

CD&R Investment Associates X , Ltd.

Clayton, Dubilier & Rice Fund VIII, L.P.

CD&R Friends & Family Fund VIII, L.P.

Clayton, Dubilier & Rice, LLC

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

628852204

(CUSIP Number of Class of Securities)

Cornerstone Building Brands, Inc.	Camelot Return Intermediate Holdings, LLC
Camelot Return Holdings, LLC
Camelot Return Parent, LLC
Camelot Return Ultimate, LP
Camelot Return GP, LLC
CD&R Pisces Holdings, L.P.
Clayton, Dubilier & Rice Fund X, L.P.
CD&R Associates X, L.P.
CD&R Investment Associates X, Ltd.
Clayton, Dubilier & Rice Fund VIII, L.P.
CD&R Friends & Family Fund VIII, L.P.
Clayton, Dubilier & Rice, LLC
5020 Weston Parkway, Suite 400	c/o Clayton, Dubilier & Rice, LLC
Cary, NC 27513	375 Park Avenue, 18th Floor
(866) 419-0042	New York, NY 10152
Attn: Alena S. Brenner	(212) 407-5227
Attn: Rima Simson

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to

Wachtell, Lipton, Rosen & Katz	Sullivan & Cromwell LLP
51 West 52nd Street	125 Broad Street
New York, NY 10019	New York, NY 10004
(212) 403-1000	(212) 558-4000
Attn: Mark Gordon	Attn: Frank J. Aquila & Melissa Sawyer

Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800 Attn: Daniel Wolf, P.C., David Klein, P.C. & Lukas Richards	Kirkland & Ellis LLP 300 N. LaSalle Street Chicago, IL 60654 (312) 862-2000 Attn: Richard Campbell, P.C. & Kevin Mausert, P.C.

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,262,384,568.25	$302,423.05

*	For purposes of calculating the fee only, this amount is based upon the sum of (a) 127,009,563 shares of common stock of Cornerstone Building Brands, Inc., par value $0.01 per share (the “Shares”), multiplied by $24.65 per Share, (b) stock options to purchase 3,274,744 Shares multiplied by $14.55 per Share (which is the difference between $24.65 and the weighted average exercise price of $10.10 for such Shares), (c) 1,974,983 Shares underlying restricted stock units multiplied by $24.65 per Share and (d) 1,430,621 Shares underlying performance share units multiplied by $24.65 per Share.

**	Determined by multiplying $3,262,384,568.25 by 0.0000927.

☒	Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $302,423.05

Form or Registration No.: Schedule 14A (File No. 001-14315)

Filing Party: Cornerstone Building Brands, Inc.

Date Filed: April 7, 2022

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 3 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as originally filed on April 7, 2022 and subsequently amended by Amendment No. 1 filed on May 10, 2022 and Amendment No. 2 filed on May 24, 2022, and together with all exhibits thereto, the “Amended Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by (1) Cornerstone Building Brands, Inc. (the “Company”), (2) Camelot Return Intermediate Holdings, LLC, a Delaware limited liability company (“Parent”), (3) Camelot Return Holdings, LLC, a Delaware limited liability company, (4) Camelot Return Parent, LLC, a Delaware limited liability company, (5) Camelot Return Ultimate, LP, a Delaware limited partnership, (6) Camelot Return GP, LLC, a Delaware limited liability company, (7) CD&R Pisces Holdings, L.P., a Cayman Islands exempted limited partnership, (8) Clayton, Dubilier & Rice Fund X, L.P., a Cayman Islands exempted limited partnership, (9) CD&R Associates X, L.P., a Cayman Islands exempted limited partnership, (10) CD&R Investment Associates X, Ltd., a Cayman Islands exempted company, (11) Clayton, Dubilier & Rice Fund VIII, L.P., a Cayman Islands exempted limited partnership, (12) CD&R Friends & Family Fund VIII, L.P., a Cayman Islands exempted limited partnership, and (13) Clayton, Dubilier & Rice, LLC (“CD&R”), a Delaware limited liability company (each of (1) through (13) a “Filing Person,” and collectively, the “Filing Persons”).

The Amended Transaction Statement relates to the Agreement and Plan of Merger, dated as of March 5, 2022 (as it may be amended from time to time, the “merger agreement”), by and among the Company, Parent and Camelot Return Merger Sub, Inc. (“Merger Sub”), pursuant to which Merger Sub was merged with and into the Company (the “merger”), with the Company continuing as the surviving corporation in the merger (the “Surviving Corporation”). As a result of the merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the Amended Transaction Statement.

Except as otherwise set forth herein, the information set forth in the Amended Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment.

While each of the Filing Persons acknowledges that the merger is a going private transaction for purposes of Rule 13e- 3 under the Exchange Act, the filing of this Final Amendment and the Amended Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that, prior to the merger, the Company was “controlled” by any of the Filing Persons or their respective affiliates.

All information contained in, or incorporated by reference into, this Final Amendment and the Amended Transaction Statement concerning each Filing Person has been supplied by such Filing Person

Item 10. Source and Amounts of Funds or Other Consideration Regulation M-A Item 1007

(a), (b) and (d) Source of funds; Conditions; Borrowed funds. Items 10(a), (b) and (d) are hereby amended and supplemented as follows:

Concurrently with the filing of this Final Amendment, the Company is filing with the SEC a Current Report on Form 8-K (the “Form 8-K”). Item 1.01 of the Form 8-K is hereby incorporated by reference.

Item 15. Additional Information Regulation M-A Item 1011

(c) Other material information. Item 15(c) is hereby amended and supplemented as follows:

On June 24, 2022, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to (i) approve a proposal to adopt the merger agreement and (ii) approve, by a nonbinding, advisory vote, certain compensation arrangements for the Company’s named executive officers in connection with the merger.

On July 25, 2022, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the merger became effective. As a result of the merger, the Company became a subsidiary of Parent.

At the effective time of the merger (the “Effective Time”), in accordance with the terms and conditions set forth in the merger agreement, each share of common stock, par value $0.01 per share, of the Company (the “Company common stock”) outstanding immediately prior to the Effective Time of the merger (other than (i) shares of Company common stock that were cancelled or converted into shares of common stock of the Surviving Corporation in accordance with the merger agreement and (ii) shares of Company common stock held by stockholders of the Company (other than CD&R, certain investment funds managed by CD&R and other affiliates of CD&R that held shares of Company common stock) who did not vote in favor of the merger agreement or the merger and who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware), was converted into the right to receive cash in an amount equal to $24.65 in cash per share, without interest and subject to any required withholding taxes (the “merger consideration”).

At the Effective Time, each outstanding and vested stock option was cancelled and converted into the right to receive an amount in cash equal to the product of (x) the excess, if any, of the merger consideration over the exercise price per share of such stock option and (y) the number of shares of Company common stock subject to such stock option. Each outstanding and unvested stock option was cancelled and converted into a contingent contractual right to receive a payment in cash from the Surviving Corporation equal to the product of (x) the excess, if any, of the merger consideration over the exercise price per share of such stock option and (y) the number of shares of Company common stock subject to such stock option, and such resulting cash-based awards are subject to the same terms and conditions as are applicable to the corresponding stock option (including time-based vesting conditions but excluding provisions related to exercise).

At the Effective Time, each outstanding restricted stock unit award corresponding to shares of Company common stock (a “Company RSU Award”) was cancelled and converted into the contractual right to receive a cash payment from the Surviving Corporation equal to the product of (x) the number of shares of Company common stock subject to such Company RSU Award and (y) the merger consideration, and such resulting cash-based awards are subject to the same terms and conditions as are applicable to the corresponding Company RSU Award (including time-based vesting conditions).

At the Effective Time, each outstanding performance-based share unit award (a “Company PSU Award”) (i) granted during the 2020 calendar year (each, a “2020 Company PSU Award”) or (ii) granted during the 2021 calendar year to the Company’s Chief Executive Officer or the Chief Executive Officer’s direct reports (each, a “2021 Company Executive PSU Award”), was cancelled and converted into a contingent contractual right to receive a cash payment from the Surviving Corporation equal to the product of (x) the number of performance share units earned under the terms of the applicable award agreement, but with the applicable total shareholder return metric determined using a per share price equal to the merger consideration and the EBITDA-based metric determined based on actual performance as of the end of the performance period applicable to such Company PSU Award and (y) the merger consideration, with the resulting cash-based awards subject to the same terms and conditions as are applicable to the corresponding 2020 Company PSU Award or 2021 Company Executive PSU Award (including time-based vesting conditions and EBITDA-based vesting conditions, but excluding any vesting conditions based on total shareholder return).

In addition, at the Effective Time, each outstanding Company PSU Award granted during the 2021 calendar year that was not a 2021 Company Executive PSU Award was cancelled and converted into a contingent contractual right to receive a cash payment from the Surviving Corporation equal to the product of (x) the number of performance-based share units earned under the terms of the applicable award agreement, but with the applicable total shareholder return determined using a per share price equal to the merger consideration and the EBITDA-based metric in the applicable award agreement deemed achieved at target performance and determined without proration for any portion of the performance period that has not yet been completed, and (y) the merger consideration.

On July 25, 2022, the Company notified the New York Stock Exchange (the “NYSE”) that the merger had been completed, and requested that the NYSE suspend trading of Company common stock on the NYSE prior to the opening of trading on July 25, 2022. The Company also requested that the NYSE file with the SEC a notification of removal from listing and registration on Form 25 to effect the delisting of all shares of Company common stock from the NYSE and the deregistration of such shares under Section 12(b) of the Exchange Act. As a result, shares of Company common stock will no longer be listed on the NYSE.

In addition, the Company intends to file a certification on Form 15 with the SEC requesting the termination of registration of all shares of Company common stock under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Section 13 of the Exchange Act with respect to all shares of Company common stock.

In addition, on July 25, 2022, the Company issued a press release announcing the closing of the merger. The press release is attached as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed concurrently with the SEC, and is incorporated by reference herein as Exhibit (a)(6) hereto.

Item 16. Exhibits Regulation M-A Item 1016

(a)(1) Definitive Proxy Statement of Cornerstone Building Brands, Inc. (the “Proxy Statement”) (incorporated herein by reference to the Schedule 14A filed on June 17, 2022 with the SEC).

(a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3) Letter to Cornerstone Building Brands, Inc. Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release, dated March 7, 2022 (filed as Exhibit 99.1 to Cornerstone Building Brands, Inc.’s Current Report on Form 8-K, filed March 7, 2022 and incorporated herein by reference).

(a)(6) Form 8-K, filed on July 25, 2022.

(a)(7) Press Release, dated July 25, 2022 (filed as Exhibit 99.1 to Cornerstone Building Brands, Inc.’s Current Report on Form 8-K, filed July 25, 2022 and incorporated herein by reference).

(b)(1) Debt Commitment Letter, dated March 5, 2022, by and between Camelot Return Merger Sub, Inc. and Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., UBS AG, Stamford Branch, UBS Securities LLC, Barclays Bank PLC, BNP Paribas, BNP Paribas Securities Corp., Royal Bank of Canada, RBC Capital Markets, Société Générale, Goldman Sachs Bank USA, Natixis, New York Branch, Jefferies Finance LLC, Apollo Global Funding, LLC, Apollo Capital Management, L.P., on behalf of one or more funds, accounts, or other clients managed by it or its affiliates, U.S. Bank National Association and Blackstone Alternative Credit Advisors LP.*

(b)(2) Debt Commitment Letter, dated March 5, 2022, by and between Camelot Return Holdings, LLC and Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., UBS AG, Stamford Branch, UBS Securities LLC, Barclays Bank PLC, BNP Paribas, BNP Paribas Securities Corp., Royal Bank of Canada, RBC Capital Markets, Société Générale, Goldman Sachs Bank USA, Natixis, New York Branch, Jefferies Finance LLC and Arawak X, L.P.*

(b)(3) Equity Commitment Letter, dated March 5, 2022, by and between Clayton, Dubilier & Rice Fund X, L.P. and Camelot Return Intermediate Holdings, LLC.*

(c)(1) Discussion Materials of Centerview Partners LLC for the Special Committee, dated October 25, 2021.**

(c)(2) Discussion Materials of Centerview Partners LLC for the Special Committee, dated November 23, 2021.**

(c)(3) Discussion Materials of Centerview Partners LLC for the Special Committee, dated December 14, 2021.**

(c)(4) Discussion Materials of Centerview Partners LLC for the Special Committee, dated January 7, 2022.**

(c)(5) Discussion Materials of Centerview Partners LLC for the Special Committee, dated February 9, 2022.**

(c)(6) Discussion Materials of Centerview Partners LLC for the Special Committee, dated February 11, 2022.**

(c)(7) Discussion Materials of Centerview Partners LLC for the Special Committee, dated March 5, 2022.**

(c)(8) Discussion Materials of Centerview Partners LLC for the Board, dated March 5, 2022.**

(c)(9) Opinion of Centerview Partners LLC, dated March 5, 2022 (incorporated herein by reference to Annex B of the Proxy Statement).

(d)(1) Agreement and Plan of Merger, dated as of March 5, 2022, by and among Camelot Return Intermediate Holdings, LLC, Camelot Return Merger Sub, Inc., and Cornerstone Building Brands, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Limited Guarantee, dated March 5, 2022, by Clayton, Dubilier & Rice Fund X, L.P. in favor of Cornerstone Building Brands, Inc.*

(d)(3) Voting and Support Agreement, dated March 5, 2022, by and between Cornerstone Building Brands, Inc. CD&R Pisces Holdings, L.P., Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P., Clayton, Dubilier & Rice, LLC, and, solely for purposes of Section 3 of the Agreement, Clayton, Dubilier & Rice Fund X, L.P. (filed as Exhibit 10.1 to Cornerstone Building Brands, Inc.’s Current Report on Form 8-K, filed March 7, 2022 and incorporated herein by reference).

(d)(4) Stockholders Agreement, dated November 16, 2018, by and among NCI Building Systems, Inc., Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P., CD&R Pisces Holdings, L.P., Atrium Intermediate Holdings, LLC, GGC BP Holdings, LLC and AIC Finance Partnership, L.P. (filed as Exhibit 10.1 to NCI Building Systems, Inc.’s Current Report on Form 8-K, filed November 20, 2018 and incorporated herein by reference).

(d)(5) Stockholders Agreement – Limited Waiver, dated as of February 12, 2022, by and among Cornerstone Building Brands, Inc., Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P. and CD&R Pisces Holdings, L.P. (filed as Exhibit 10.1 to Cornerstone Building Brands, Inc.’s Current Report on Form 8-K, filed February 14, 2022 and incorporated herein by reference).

(f) Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex C of the Proxy Statement).

(g) None.

107 Filing Fee Table.*

* Previously filed with the Schedule 13E-3 filed with the SEC on April 7, 2022.

** Previously filed with Amendment No. 1 to the Schedule 13E-3 filed with the SEC on May 10, 2022.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 25, 2022.

CORNERSTONE BUILDING BRANDS, INC.

By:	/s/ Alena S. Brenner
Name: Alena S. Brenner
Title: Executive Vice President, General Counsel and Corporate Secretary

CAMELOT RETURN INTERMEDIATE HOLDINGS, LLC

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CAMELOT RETURN MERGER SUB, INC.

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CAMELOT RETURN HOLDINGS, LLC

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CAMELOT RETURN PARENT, LLC

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CAMELOT RETURN ULTIMATE, LLC

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CAMELOT RETURN GP, LLC

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R PISCES HOLDINGS, L.P.

By: CD&R Investment Associates X, Ltd.
Its: General Partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CLAYTON, DUBILIER & RICE FUND VIII, L.P.

By: CD&R Associates VIII, Ltd.
Its: General Partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R FRIENDS & FAMILY FUND, L.P.

By: CD&R Associates VIII, Ltd.
Its: General Partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CLAYTON, DUBILIER & RICE FUND X, L.P.

By: CD&R Associates X, L.P.
Its: General Partner

By: CD&R Investment Associates X, Ltd.
Its: General Partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R ASSOCIATES X, L.P.

By: CD&R Investment Associates X, Ltd.
Its: General Partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R INVESTMENT ASSOCIATES X, LTD.

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CLAYTON, DUBILIER & RICE, LLC

By:	/s/ Jillian C. Griffiths
Name: Jillian C. Griffiths
Title: Chief Financial Officer